November 21, 2007

VIA EDGAR AND FAX

Mr. Larry Spirgel
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Telkonet, Inc.
File No. 1-31972
Form 10-K for Year Ended December 31, 2006
Form 10-Q for Quarter Ended March 31, 2007 and June 30, 2007

Dear Mr. Spirgel:

We are writing in response to your November 6, 2007 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-K for the year ended December 31, 2006 and the 10-Q for the quarter ended March 31, 2007 and June 30, 2007. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.	We will amend the Company’s 10-K for the year ended December 31, 2006, to comply with the appropriate disclosures in the Comment Letter.

2.	We will amend the Company’s 10-K for the year ended December 31, 2006, to comply with the appropriate disclosures in the Comment Letter.

3.	We will amend the Company’s 10-K for the year ended December 31, 2006, to comply with the appropriate disclosures in the Comment Letter.

4.	We will amend the respective Forms 10-Q filed by the Company for the period ended March 31, 2007, and June 30, 2007, to comply with the appropriate disclosures in the Comment Letter.

5.
The Vendor Master Program Agreement between the Company and HLC was established by the Company to pursue future business opportunities in addition to the Portfolio Purchase Agreement, which was intended to sell the Company’s portfolio of existing customer contracts to HLC.  The Company pursued this Program Agreement with HLC separately and did not consider the Portfolio Purchase Agreement to be conditioned upon the Company’s execution of the Vendor Master Program Agreement.

The Company does not consider the indemnification provisions to be substantive. The agreement does not provide the Company with the option or any obligation to repurchase the equipment sold to HLC.  In addition, there is no other indication that the Company has retained risks related to the market value of the equipment sold to HLC.  Additionally, HLC has full ownership of the contracts and the ability to sell or assign the equipment and the related contracts at will, as a whole or in part.

Prior to the transaction, the Company evaluated the quantitative and qualitative attributes of the customers sold to HLC.  The Company reviewed the likelihood that the Company would be subject to any obligation of indemnification.  We determined the portfolio customers to be in good standing and determined the likelihood that the Company would be subject to any obligation of indemnification was considered improbable.  As of November 19, 2007, HLC has presented six (6) claims, or 3% of the contracts sold, for a total of $56,000 including interest and fees, against the indemnification provisions of the Portfolio Purchase Agreement.  The Company considers these claims to be immaterial based upon the fact that 224 portfolio customer contracts were purchased by HLC.

Pursuant to the portfolio transaction, HLC has implemented a program to convert the purchased customer contracts to HLC agreements with new terms and conditions. Upon the execution of the new HLC agreement with the customer, the indemnification provisions of the contracts purchased in the Portfolio Purchase Agreement, including the obligation to provide support services, become nullified.  Under the new agreement, HLC has the right to contract with other vendors to provide customer support services.  As of November 19, 2007, HLC has successfully converted 74 customers out of the 224 portfolio customers purchased, or 33%, to new contracts.

The Company believes that the Portfolio Purchase Agreement with HLC transferred the substantial risks to HLC since the Company did not consider that a significant indemnification risk was likely upon, or subsequent to, the execution of the purchase agreement.  During the eighteen (18) months succeeding to the transaction, there has not been a material claim.

Additionally, the Company believes that the portfolio sale agreement with HLC transferred the rewards of ownership of the equipment to HLC, since the sale provided HLC with the ability to convert the customer to a new contract or continue the existing customer contract beyond the original agreement term. Currently, 87 of the 224 portfolio customers purchased, or 39% of the portfolio customers, have either extended their contract beyond the original agreement term or entered into a new agreement with HLC.  The Company’s benefit in either case is limited to the customer support services provided, if such services are contracted on behalf of the Company by HLC.

In summary, the Company has concluded that the risks and rewards of ownership are limited with respect to the Company, and that they have been substantially transferred to HLC, and therefore the transaction was properly accounted for as a sale.

6.
Our original calculation of beneficial conversion feature of MSTI Holding's convertible debentures used the gross proceeds of $6,050,000 divided by the $0.65 conversion price.   Upon further analysis, the Company believes the beneficial conversion computation should have included 10,117,462 shares.

Since the agreement was completed on May 25, 2007, which was prior to the commencement of trading of MSTI’s common stock on June 1, 2007, the fair value price was determined to be equal to the agreed upon price between the Company (seller) and debenture holders (buyers) on the date of the agreement for the conversion of the debentures to shares of the Company’s common stock.  Therefore, we assume that this is the fair value that we would expect someone to pay for this stock as of the date of the agreement.  We did not take into consideration the quoted market price data available subsequent to the agreement date because we believe that this information would have impacted the agreed upon conversion price between the Company and the debenture holders.

Our original calculation of the beneficial conversion feature of MSTI Holding's convertible debentures used the fair value of notes to be the face value.  Upon further analysis, the Company believes the fair value of the convertible debentures was $6,050,000 which is the value that the third party debenture holders paid for the transaction.

As a result of the above analysis, we have recomputed the value of the beneficial conversion feature of MSTI Holdings’ convertible debentures and have attached the revised calculation as Exhibit A to this correspondence. Based upon the revised calculation, the Company does not believe the recalculated value of the conversion feature to have a material impact on the Company’s consolidated financial statements.

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with its review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely, TELKONET, INC. /s/ Richard J. Leimbach Richard J. Leimbach Vice President Finance

EXHIBIT A: